29 September 2006

Mr Donald A. Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington  DC  20549

Dear Mr Walker

Re:	Australia and New Zealand Banking Group Form 20-F for the fiscal year ended September 30, 2005 File No. 001-11760

We thank you for your letter dated September 14, 2006 with comments from the staff of the US Securities and Exchange Commission (the “staff”) on Australia and New Zealand Banking Group’s (the “Company’s”) Annual Report on Form 20-F filed on EDGAR on December 23, 2005 (the “Form 20-F”).

Reference in this correspondence to the “Group”, “ANZ”, “us”, “our” and “we” is to Australia and New Zealand Banking Group Limited and its controlled entities.

Attachment 1 to this letter covers our response to your additional comments and questions.

If you have any queries in respect of this document please do not hesitate to contact either me at Australia and New Zealand Banking Group Limited, Level 32, 100 Queen Street, Melbourne, Victoria 3000, Australia.  You may also reach our Chief Accountant Shane Buggle by telephone at (+613) 9273 4397, or by facsimile at (+613) 9273 6150.

Yours sincerely

/s/ John McFarlane

JOHN McFARLANE
Chief Executive Officer

(enclosure)

cc:               Amanda Roberts
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549

John Estes
Burr Henly
(Sullivan & Cromwell)

Attachment 1

Financial Statements for the year ended September 30, 2005:

Note 57 — US GAAP Reconciliation

1.                 We read your response to prior Comment 3 in our letter dated July 31, 2006, and note you have recorded an adjustment due to inappropriate application of the provisions of the shortcut method for assessing hedge effectiveness provided in paragraph 68 of SFAS 133 to certain cross currency swaps.  Please tell us whether you have applied this methodology for assessing hedge effectiveness to other hedging relationships for the purposes of US GAAP.   If so, please describe each relationship and tell us in detail how you qualify to use the shortcut method to assess hedge effectiveness.

The shortcut method for assessing hedge effectiveness has been applied to certain specific transactions held as part of our term funding portfolio, which comprises senior and subordinated debt.  The application of the short cut method within this portfolio is limited to the hedging of interest rate risk in the following circumstances:

•                term debt has been issued by ANZ; and

•                the associated external interest rate swap exactly matches the terms of the debt issued; and

•                appropriate hedging documentation is in place.

An example of a specific structure to which the shortcut method is currently applied is:

•                Fixed interest rate debt instrument issued in USD with a hedging derivative transacted with an external party that swaps the Fixed USD to Floating USD and where the terms of the receive leg of the swap are back-to-back with the terms of the underlying USD debt instrument.

2.                 As a related matter, we note you have recorded an adjustment for the discontinuance of hedge accounting for certain revenue hedges.  For each of the revenue related hedging relationships described in Note 38 (page 55), please tell us the following so that we may better understand your accounting treatment:

•               the description and specific terms of each hedged item;

•                 the specific terms of each hedging instrument;

•               the specific hedged risk you identify in your documentation;

•               the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each hedging relationship; and

•               any differences that exist in recording this type of hedge in accordance with Australian accounting principles versus US GAAP.

The Group has a practice of hedging its foreign currency revenue exposures where it believes that a currency is significantly overvalued.

The Group has a significant portion of its earnings generated in its New Zealand subsidiaries, principally ANZ National Bank Limited.  With the NZD/AUD cross currency rates around historical highs in late 2005, the Group undertook a programme of hedging its revenue exposure to the NZD/AUD cross rate.

In response to your specific questions:

•                The specific item being hedged was an amount of the annual NZD revenue being generated by ANZ National Bank in New Zealand for the fiscal years ended 2005, 2006, 2007, 2008 and 2009.  The amount of hedging undertaken was based on a Board determination of risk and related external factors.

•                The hedging instruments were forward FX contracts where the Group sold NZD and bought AUD.  The contracts (with external parties) were entered into by an Australian subsidiary of the Group, ANZ Capital Hedging Pty Ltd, which is the designated entity that undertakes the Group’s hedging of FX risk.

•                The hedge risk was that a movement in the NZD/AUD cross currency rate would impact the Group’s reported earnings as NZD cash flows received by ANZ National Bank would be higher or lower in AUD terms.

•                The method used to assess hedge effectiveness was to tracking the underlying translation movement on the NZD denominated revenues against the currency valuation movement in the forward FX contract designated as hedging those revenues.  This was completed on a quarterly basis as specified in our hedge documentation.

•                Under previous Australian Accounting Principles (“AGAAP”), these forward FX contracts could be accounted for as hedges, subject to a reasonable expectation of effectiveness.  Documentation and effectiveness testing was performed in accordance with SFAS 133 for US GAAP purposes.

Under AIFRS, the hedging strategy adopted by the Group is to be specifically denied hedging relationship status from October 1, 2006 irrespective of the strategy being economically effective.  This conclusion has been reached because the entity undertaking the hedging, ANZ Capital Hedging Pty Ltd, does not have exposure to the NZD/AUD cross currency rate.  The exposure to NZD fluctuation against the AUD exists only at the consolidated group level.  Further review of this hedge relationship also led the Group to conclude that it did not meet SFAS 133 requirements for similar reasons.  As previously disclosed, the cumulative prior period adjustment was immaterial.

Note 57(xi) — Accounting for the Impairment of Loans, page 112

3.                 We read your response to prior Comment 5.  We infer from your response that you believe, with regard to accounting for your loan impairment provision, that Australian accounting principles and US GAAP are equivalent and that US GAAP and AIFRS are equivalent, but that Australian accounting principles and AIFRS are not equivalent.  Please tell us how you determined that US GAAP is consistent with both Australian accounting principles and AIFRS, but that these two bases are not equivalent.

US GAAP requires that loan impairment provisions be recorded for all incurred losses.  The test for this is whether losses are probable.  This represents broad guidance which can accommodate a wide range of estimates for loan loss provisions.  It is widely acknowledged that arriving at an appropriate allowance involves a degree of management judgement which results in a range of estimated losses and is accordingly imprecise.

It is the Group’s view that both AGAAP and AIFRS are consistent with the US GAAP methodology for loan impairment as, like US GAAP, both AGAAP and AIFRS are based on incurred loss principles.  Under AGAAP there was little specific guidance on the estimation methodology for loan loss provisions [The estimation method used by the Group prior to AIFRS has been described in prior year 20-F documents].  AIFRS, by contrast, provides a more prescriptive methodology.

Further information is provided below.

4.                 As a related matter, your response indicates that in order to comply with AIFRS, you have made major enhancements and improvements to add more precision to your estimation process.  You indicate that the resulting adjustment is not a change in accounting principle for AIFRS, but a change in accounting estimate for US GAAP.  However, it appears that if you are recording such an adjustment upon the implementation of AIFRS due to this change in accounting principle, and if AIFRS and US GAAP are considered to be equivalent, then recording a similar adjustment for US GAAP purposes should also result from a change in accounting principle.  SAB 102, issued in July 2001, has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance.  Other US GAAP guidance for determining the allowance for loan losses, including the AICPA Audit and Accounting Guide — Depository and Lending Institutions and EITF D-80,  has not recently changed.  Therefore, the implementation of such an adjustment for purposes of US GAAP reporting suggests that those principles may not have been properly applied in prior years.  Please tell us:

•               how you concluded that the additional enhancements you made to your process, as outlined in your response to prior comment 5 of our letter dated July 31, 2006, were not required to have been part of your historical US GAAP methodology for the loan loss allowance;

•               in a comparative tabular format, how you determined each portion of the US GAAP allowance before and after your 2005 changes; and

•               how you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.

The Group considers the adjustment made to our loan impairment provision on adoption of AIFRS to be a change in accounting estimate.  A change in estimate results from new information, in this case from a refinement of a methodology, and the improvement in historical loss data.  As a point of clarification, we do not represent nor have we represented these refinements as “major enhancements”.

We do not believe that the move to AIFRS meets the definition of a change in accounting principle, as estimates under both AGAAP and AIRFS, like US GAAP, are based on an incurred loss methodology.  For this reason, and as further expanded below, we reached the conclusion that there was no error in the prior application of US GAAP.  The conclusion is supported by APB Opinion 20 which states that:

“Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.  In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.  Thus an error is distinguishable from a change in estimate.”

As a direct result of the Basel II accreditation work, there has been a significant increase in the quantum of historical loss data captured in our systems and available for analysis.  This has led to improvements in the accuracy of historical loss data and the ability to perform more accurate sensitivity analysis on the loss statistics to ensure that they are representative of the prevailing economic conditions. In particular, the Group has now developed systems to capture behavioural scoring and product application scores in the Retail Portfolios.  Similar to the risk grading framework used for our Wholesale Portfolios, this allows us to assign probabilities of default and loss given default to customer accounts based on observed customer behaviours.

The Basel II accreditation project and the introduction of AIFRS have led to a refinement of our estimates within the incurred loss methodology framework.  Both Basel II and AIFRS necessitated an increased level of objective evidence of impairment and the determination of future cash flows that have been impacted.

Under AIFRS, the Group has a more disciplined framework for ensuring that provisions reflect the current economic conditions at balance date.  We have refined our processes for assessing the impact of additional external impairment factors not yet reflected in the long-term risk parameters used to calculate our loan loss provision.  This contrasts with AGAAP which relied more extensively on a component of management judgement.

A key difference between AGAAP and AIFRS is the introduction, under AIFRS, of a defined emergence period for incurred loan loss.  The emergence period represents the time between when a loss event occurs and when we become aware of the impairment on an individual basis.  This is applied to loans where we know, on the basis of objective historical experience, that a loss event has occurred, but we are unable to specifically identify which loans are affected.  The loan loss provision under AGAAP was also designed to determine the loss existing in the portfolio at the reporting date.  The methodology for that determination was not as specific as required under AIFRS and the result, therefore, was less precise.

With regard to SAB 102 compliance, the Group maintains high levels of documentation.  The Group’s provisioning methodology under both AGAAP and AIFRS addressed and complied with the explicit guidance provided in SAB 102, including; the development of a systematic methodology and the determination of the loan loss allowance.  This has been reviewed or verified by, inter alia, the Group’s risk management function, internal and external auditors and local regulators.

The table below outlines how both AGAAP and AIFRS fall within the US GAAP criteria for determining the allowance for loan losses.

Component of US GAAP allowance for loan loss	Calculation basis under AGAAP	Calculation basis under AIFRS
Allowance for loan loss on loans evaluated for individual impairment under SFAS 114	Allowance for loan loss — Wholesale Portfolio	Allowance for loan loss - Wholesale Portfolio

SFAS 114 paragraph 13 requires that:

“When a loan is impaired……a creditor shall measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate.”

	Specific Provision Same as US GAAP save that it did not allow for discounting, the effect of which was not material.	Individual Provision Same as US GAAP.

SFAS 114 paragraph 12 requires that:

“…some impaired loans may have risk characteristics in common with other impaired loans.  A creditor may aggregate those loans and may use historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate as a means of measuring those impaired loans.”

	General Provision Same as US GAAP where losses emerge over the average life of the portfolio.	Collective Provision Same as US GAAP using a defined emergence period.

Allowance for loan loss on groups of loans with similar risk characteristics under SFAS 5

	Allowance for loan loss — Retail (homogenous loan) portfolio	Allowance for loan loss — Retail (homogenous loan) portfolio
SFAS 5 paragraph 22 requires that “losses shall be accrued in relation to individual receivables.”	Specific provisions Same as US GAAP.	Individual Provisions Same as US GAAP.
SFAS 5 paragraph 22 also requires that “losses shall be accrued in relation to groups of similar types of receivables.”	General provision Same as US GAAP.	Collective Provisions Same as US GAAP using a defined emergence period except that AIFRS discounts cash flows which are reversed for US GAAP purposes